UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

STRAIGHT PATH COMMUNICATIONS INC.

(Name of Issuer)

Class B Common Stock, par value $0.01 per share

(Title of Class of Securities)

862578101

(CUSIP Number)

The Patrick Henry Trust DTD July 31 2013

c/o Alliance Trust Company, LLC

5375 Kietzke Lane, 2nd Floor

Reno, Nevada 89511

Attn: Gregory Crawford, Co-Manager

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 9, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

1	NAME OF REPORTING PERSON Patrick Henry Trust DTD July 31 2013 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 787,163
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 787,163

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

2

SCHEDULE 13D

Item 1. Security and Issuer

The class of equity securities to which this Statement relates is shares of Class B common stock, par value $.01 per share (the “Shares”), of Straight Path Communications Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 5300 Hickory Park Drive, Suite 218, Glen Allen, VA 23059.

Item 2. Identity and Background

The Patrick Henry TR DTD July 31 2013 (“Trust”) is a trust formed under the laws of Nevada. The Trustee is Alliance Trust Company LLC, a limited liability company organized and existing under the laws of the State of Nevada. The Trustor is Howard S. Jonas. Howard Jonas retains the economic benefit of the Shares, but, subject to the below consent requirements, does not have voting power or control with respect to such shares. Mr. Jonas’ consent is needed with respect to certain significant corporate matters requiring approval by the Company’s stockholders, including the approval of any merger, consolidation or sale of all or substantially all of our assets. The Shares represent the sole assets of the Trust.

During the last five years, the Trust has not been convicted in a criminal proceeding. During the last five years, the Trust was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, nor a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable

Item 4. Purpose of Transaction

Not applicable.

Item 5. Interest in Securities of the Issuer

(a) As of the date hereof, the Trust is the beneficial owner of 787,163 shares of Class A common stock which are convertible into Shares on a one for one basis.

(b) Along with the Trustor, the Trust shares the power to vote or to direct the vote of 787,163 shares of Class A common stock held by it and shares the power to dispose or to direct the disposition of those 787,163 Shares.

(c) Not applicable.

(d) The Trustor has the right to receive the economic benefit of any dividends paid with respect to the Class A common stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the agreement and plan of merger, dated as of April 9, 2017 (the “Merger Agreement”) entered into between the Company, AT&T, Inc. (“AT&T”) and Switchback Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of AT&T (“Merger Sub”) pursuant to which, among other things, Merger Sub will be merged with and into the Company (the “Merger”) with the Company being the surviving corporation of the Merger, the Trust, the Trustor and AT&T entered into a voting agreement with AT&T concurrently with the entry into the of the Merger Agreement (the “Voting Agreement”). The Voting Agreement provides that the Trustor will vote the shares of Class A common stock in favor of the Merger and the other transactions contemplated in the Merger Agreement, on the terms and subject to the conditions set forth in the Voting Agreement. The Voting Agreement will terminate automatically upon the earliest to occur of (i) the effective time of the Merger, (ii) the valid termination of the Merger Agreement pursuant to Article VII thereof, (iii) a change of recommendation by the Board in the event of a Superior Proposal or Intervening Event (as such terms are defined in the Merger Agreement), (iv) any change being made to the terms of the Merger Agreement that would terminate the Trust’s or Mr. Jonas’s obligation to vote in favor of the Merger (on the terms and subject to the conditions in the Merger Agreement) or (v) the Termination Date. The Company is not a party to the Voting Agreement.

Item 7. Material to be Filed as Exhibits

Exhibit 10.01 Voting Agreement, dated as of April 9, 2017 between the Trust, Trustor and AT&T, Inc,

3

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2017

By: Alliance Trust Company, LLC, Trustee

/s/ Gregory Crawford

Gregory Crawford

Co-Manager

4